EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended February 28, 2009, the American Trust Allegiance Fund increased undistributed net investment income by $858, paid-in capital by $1 and accumulated net realized loss by $859.

The reclassifications have no effect on net assets or net asset value per share.